# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Midera Food Processing, Inc., CIK 0002088281
CUSIP: 59739R104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 10275 West Higgins Road, Suite 300, Rosemont, Illinois (IL), 60018
Date of event which requires filing of this statement: 07/07/2026
Filed by CIK 0002044217
Persons authorized to receive notices and communications: Garden Investment Management, 73 Arch Street, 2nd Floor, Greenwich, Connecticut (CT), 06830, 203-223-9001; Russell L. Leaf, Esq., Willkie Farr & Gallagher LLP 787 7th Ave, New York, New York (NY), 10019, (212) 728-8000; Jared N. Fertman, Esq., Willkie Farr & Gallagher LLP 787 7th Ave, New York, New York (NY), 10019, (212) 728-8000

## Reporting persons
- Garden Investment Management, L.P. (CIK 0002044217): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,380,845; sole dispositive power 0; shared dispositive power 3,380,845; aggregate amount beneficially owned 3,380,845 (7.5% of the class)
- GI SPV I L.P. (CIK 0002040173): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,380,845; sole dispositive power 0; shared dispositive power 3,380,845; aggregate amount beneficially owned 3,380,845 (7.5% of the class)
- GI SPV I GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,380,845; sole dispositive power 0; shared dispositive power 3,380,845; aggregate amount beneficially owned 3,380,845 (7.5% of the class)
- Garden Investment Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,380,845; sole dispositive power 0; shared dispositive power 3,380,845; aggregate amount beneficially owned 3,380,845 (7.5% of the class)
- Edward P. Garden (CIK 0001257864): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,380,845; sole dispositive power 0; shared dispositive power 3,380,845; aggregate amount beneficially owned 3,380,845 (7.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Midera Food Processing, Inc.
Address of issuer's principal executive offices: 10275 West Higgins Road, Suite 300, Rosemont, Illinois (IL), 60018

## Item 2. Identity and Background
Name of person filing: This Statement is filed by Garden Investment Management, L.P., a Delaware limited partnership ("GIM"), GI SPV I L.P., a Delaware limited partnership ("GSI"), GI SPV I GP LLC, a Delaware limited liability company ("GSI GP"), Garden Investment Management GP, LLC, a Delaware limited liability company ("GIM GP"), and Edward P. Garden, a citizen of the United States of America (collectively, the "Reporting Persons"). The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit 99.1.
Residence or business address: The business address and principal office of each of Mr. Garden, GIM, GSI, GSI GP and GIM GP is 73 Arch Street, 2nd Floor, Greenwich, CT 06830.
Present principal occupation or employment:
GSI GP is the general partner of GSI, and GIM GP is the general partner of GIM, which is the investment manager of GSI. The present principal business of GSI is to seek long-term capital appreciation primarily through investments in The Middleby Corporation ("Middleby") and the Issuer.

The present principal occupation of Mr. Garden is serving as the Founding Partner, Chairman, Chief Executive Officer and Chief Investment Officer of GIM and as part of that role he serves as the managing member of GSI GP and sole member of GIM GP.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: See Item 2(a).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On July 6, 2026, Middleby completed separation of its food processing business (the "Spin-Off") into a new, publicly traded company, the Issuer. The Spin-Off was achieved through the distribution by Middleby of 100% of the issued and outstanding shares of Common Stock on a pro rata basis to the holders of Middleby common stock. Each holder of Middleby common stock received one share of Common Stock for each share of Middleby common stock held of record as of 4:00 p.m., Central Time, on June 26, 2026. The Common Stock commenced trading on The Nasdaq Stock Market LLC on July 7, 2026.

In connection with the Spin-Off, the Reporting Persons acquired 3,380,845 shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Each of the Reporting Persons acquired the Common Stock in the Spin-Off, as described in Item 3. In addition, effective as of immediately prior to the consummation of the Spin-Off, Brian Jacoby, Founding Partner and Head of Research at GIM, was appointed to serve as a member of the board of directors of the Issuer (the "Board").

The Reporting Persons may consider, explore or develop plans or make proposals (whether preliminary or final) to the Issuer or third parties with respect to, among other things, potential changes in the Issuer's operations, governance, capital structure, capital allocation policy, management compensation policies and approach, and/or corporate strategy and plans. The Reporting Persons intend to continue to communicate with the Issuer's management and Board about, and may enter into negotiations and agreements with them regarding, the foregoing and a broad range of operational and strategic matters and to communicate with other shareholders or third parties, subject in all cases to compliance with applicable law and policies that may apply to Mr. Jacoby in his capacity as a member of the Board.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including the Issuer's financial performance and position and strategic direction, overall market conditions, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Common Stock or other equity, debt or other securities, in the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable, but subject in all cases to compliance with applicable law and policies that may apply to Mr. Jacoby in his capacity as a member of the Board. In addition, any of the Reporting Persons may, at any time and from time to time, (i) review or reconsider its position or change its purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The foregoing list of intentions, plans, strategies, negotiations, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of Common Stock beneficially owned by each of the Reporting Persons is incorporated by reference to the responses of the Reporting Persons to rows 11 and 13 on the cover pages of this Statement.

The percentages in this Item 5 and in other provisions of this Statement relating to beneficial ownership of Common Stock are based on 45,222,349 shares of Common Stock outstanding as of July 6, 2026, as reported by Middleby in its Form 4 filed on July 6, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition is incorporated by reference to responses of the Reporting Persons to rows 7, 8, 9 and 10 on the cover pages of this Statement.

Each of (i) GSI GP, as the general partner of GSI, (ii) GIM GP, as the general partner of GIM, (iii) GIM, as the investment manager of GSI, and (iv) Mr. Garden, as the managing member of GSI GP and sole member of GIM GP, by virtue of its or his relationship to GSI may be deemed to indirectly beneficially own the shares of Common Stock directly beneficially owned by GSI. Each of GIM, GSI GP, GIM GP and Mr. Garden disclaims beneficial ownership of such securities of the Issuer for all other purposes.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 of this Statement, none of the Reporting Persons has effected any transaction in Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated July 14, 2026, among the Reporting Persons

99.2 The Power of Attorney granted by Edward P. Garden, dated May 16, 2025, which was previously filed with the SEC on May 16, 2025, as Exhibit 99.2 to the Schedule 13D filed by Garden Investment Management, L.P. with respect to Middleby Corp., is incorporated herein by reference.

## Signatures
- Garden Investment Management, L.P.: /s/ Brian Jacoby, Brian Jacoby, as attorney-in-fact for Edward P. Garden (07/14/2026)
- GI SPV I L.P.: /s/ Brian Jacoby, Brian Jacoby, as attorney-in-fact for Edward P. Garden (07/14/2026)
- GI SPV I GP LLC: /s/ Brian Jacoby, Brian Jacoby, as attorney-in-fact for Edward P. Garden (07/14/2026)
- Garden Investment Management GP, LLC: /s/ Brian Jacoby, Brian Jacoby, as attorney-in-fact for Edward P. Garden (07/14/2026)
- Edward P. Garden: /s/ Brian Jacoby, Brian Jacoby, as attorney-in-fact for Edward P. Garden (07/14/2026)